

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2025

Leigh Vosseller
Executive Vice President, Chief Financial Officer and Treasurer
TANDEM DIABETES CARE INC
12400 High Bluff Drive
San Diego, California 92130

> **Re: TANDEM DIABETES CARE INC**
> **Form 10-K for the Year Ended December 31, 2024**
> **Form 8-K Filed April 30, 2025**
> **Form 8-K Filed February 26, 2025**
> **File No. 001-36189**

Dear Leigh Vosseller:

We have reviewed your April 4, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 25, 2025 letter.

Form 8-K Filed April 30, 2025

Exhibit 99.1, page 7

1. We note your non-GAAP measures for the three months ended March 31, 2025 include an adjustment for acquired In-Process Research and Development (IPR&D) expenses recorded in conjunction with the revised AMF Medical share asset acquisition. Please tell us what consideration you gave to the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation in determining it was appropriate to include this adjustment. Please specifically address why these expenses would not be considered normal, recurring, cash operating expenses necessary to operate your business.

<u>Form 8-K Filed February 26, 2025</u>

<u>Exhibit 99.1, page 4</u>

2.   We are continuing to evaluate your response to comment 1 in our letter dated March 25, 2025 and may have additional comments.

     Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services